UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Buenaventura Announces Second Quarter 2024 Results for Production and Volume Sold per Metal

Lima, Peru, July 16, 2024 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 2Q24 results for production and volume sold.

Production per Metal

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024	2024 Updated Guidance (1)

Gold ounces produced
El Brocal	3,981	10,656	17.0k - 20.0k
Orcopampa	17,569	36,595	70.0k - 75.0k
Tambomayo	8,934	18,058	28.0k - 32.0k
Julcani	1,033	1,412	2.8k - 3.2k
La Zanja	2,303	3,692	5.0k - 7.0k
Total Direct Operations (2)	33,819	70,412	122.8k - 137.2k
Coimolache	7,390	30,186	38.0k - 43.0k
Total incl. Associated (3)	35,247	78,405	131.5k - 146.7k

Silver ounces produced
El Brocal	312,440	1,185,460	1.4M - 1.7M
Uchucchacua	409,481	916,532	2.2M - 2.5M
Yumpag (4)	2,461,616	3,426,612	7.5M - 8.0M
Orcopampa	7,979	15,966	-
Tambomayo	380,370	709,437	1.7M - 1.9M
Julcani	442,400	828,741	1.7M - 1.9M
La Zanja	3,692	6,003	-
Total Direct Operations (2)	4,017,977	7,088,751	14.5M - 16.0M
Coimolache	35,678	139,635	0.1M - 0.2M
Total incl. Associated (3)	3,911,774	6,687,504	14.0M - 15.4M

Lead metric tons produced
Uchucchacua	3,037	6,947	13.0k - 15.0k
Tambomayo	1,085	2,113	3.5k - 4.0k
Julcani	261	510	0.9k - 1.0k
Total Direct Operations (2)	4,383	9,570	17.4k - 20.0k

Zinc metric tons produced
El Brocal	0	1,985	1.9k - 2.0k
Uchucchacua	4,874	10,368	17.0k - 19.0k
Tambomayo	1,477	2,812	5.4k - 5.8k
Total Direct Operations (2)	6,352	15,165	24.3k - 26.8k

Copper metric tons produced
El Brocal	10,123	25,565	55.0k - 60.0k
Total Direct Operations (2)	10,123	25,565	55.0k - 60.0k

1.	2024 projections are considered to be forward-looking statements and represent management’s good faith estimates or expectations of future production results as of July 2024.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
3.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
4.	Considers ore from the pilot stope approved within Yumpag EIA-sd.

Volume Sold per Metal

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024

Gold ounces sold
El Brocal	2,192	6,765
Orcopampa	17,365	36,196
Tambomayo	8,317	16,761
Julcani	909	1,234
La Zanja	2,437	3,850
Total Direct Operations (1)	31,220	64,806
Coimolache	8,375	30,076
Total incl. Associated (2)	33,732	74,255

Silver ounces sold
El Brocal	249,032	989,899
Uchucchacua	354,404	790,717
Yumpag (3)	2,452,482	3,556,610
Orcopampa	4,231	12,143
Tambomayo	343,677	633,058
Julcani	420,236	803,609
La Zanja	9,638	15,690
Total Direct Operations (1)	3,833,701	6,801,726
Coimolache	40,753	138,645
Total incl. Associated (2)	3,753,989	6,475,510

Lead metric tons sold
El Brocal	0	72
Uchucchacua	2,774	6,263
Yumpag (3)	34	34
Tambomayo	928	1,843
Julcani	232	461
Total Direct Operations (1)	3,967	8,674

Zinc metric tons sold
El Brocal	0	1,592
Uchucchacua	4,033	8,568
Tambomayo	1,195	2,262
Total Direct Operations (1)	5,228	12,422

Copper metric tons sold
El Brocal	9,571	24,138
Tambomayo	63	63
Julcani	38	60
Total Direct Operations (1)	9,673	24,261

1.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
3.	Considers ore from the pilot stope approved within Yumpag EIA-sd.

Average realized prices(1)(2)

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024

Gold (US$/Oz)	2,336	2,219
Silver (US$/Oz)	29.98	27.13
Lead (US$/MT)	2,153	2,077
Zinc (US$/MT)	2,703	2,490
Copper (US$/MT)	9,998	8,952

1.	Considers Buenaventura consolidated figures.
2.	Realized prices include both provisional sales and final adjustments for price changes.

Commentary on Operations

Tambomayo:

•	Gold, lead and zinc production exceeded 2Q24 projections due to a positive reconciliation of gold, lead and zinc grades relative to the mid-term production program, partially offset by decreased silver production. Full year 2024 lead and zinc guidance has therefore been updated. 2024 gold guidance remains unchanged.

Orcopampa:

•	2Q24 gold production was in line with expectations. 2024 guidance remains unchanged.

Coimolache:

•	2Q24 gold production was in line with expectations. 2024 guidance remains unchanged.
•	Coimolache’s third Environmental Impact Assessment was approved by Peru’s National Service of Environmental Certification for Sustainable Investments (SENACE) on May 31, 2024. This permit enables Buenaventura to file for the relevant construction permit to increase leach pad capacity at Coimolache.

Julcani:

•	Silver and lead production was in line with expectations for 2Q24. 2024 guidance remains unchanged.

Uchucchacua:

•	Silver production was in line with expectations for 2Q24.
•	Lead and zinc production exceeded 2Q24 projections due to a positive ore grade reconciliation. 2024 guidance remains unchanged.
•	Uchucchacua daily throughput increased to an average 1,200 TPD during the 6M24, aligned with the Company’s targeted 1,500 TPD by year end 2024.

Yumpag:

•	Silver production exceeded 2Q24 projections as ore processing was initiated earlier than expected, in March 2024, due to operating permit approval which was initially expected in May 2024. 2024 guidance has therefore been updated.

El Brocal:

•	Copper and silver production was below expectations for 2Q24 due to a decrease in volume processed during the quarter resulting from a 16 day voluntary temporary suspension of El Brocal’s processing plant facilities, as was announced by the Company on May 22, 2024.
•	Buenaventura announced that ore treatment operations at its El Brocal processing plant resumed operations at midnight on June 7, 2024. El Brocal had accumulated approximately 220,000 tonnes of copper ore upon the plant’s reinitiation. The processing of said stockpiled inventories, combined with production from the mine, will gradually ramp to a processing rate of 15,000 tons per day, leveraging the two plants’ previously idle capacity. El Brocal is expected to achieve its nine month 2024 copper production target by September 2024. Full year 2024 copper guidance therefore remains unchanged.
•	The Company’s target to achieve a 11,000 TPD underground mining rate by year end 2024 remains unchanged.
•	Open pit ore inventories were fully processed by the end of 1Q24. Lead and zinc production is not expected until the open pit resumes operation. The Company temporarily suspended mining activities at the open pit mine for up to three years, as was previously announced on October 3, 2023. 2024 zinc guidance has therefore been updated.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: July 16, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer